FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-07654

ENDESA, S.A.

(Translation of Registrant’s Name into English)

Ribera del Loira, 60

28042 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                ☐          No                  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                ☐          No                  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                ☐          No                  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA, Sociedad Anónima
(ENDESA)

REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. ON THE TENDER OFFER FOR SHARES MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH

The Board of Directors of ENDESA, S.A. (“Endesa” or the “Company”), at its meeting of March 30, 2007, approved by unanimous vote of the Directors present for purposes of the provisions of Article 20, and related Articles, of Royal Decree 1197/1991, of July 26, on regulations governing securities tender offers, the following report on the Tender Offer (the “Tender Offer” or “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Bidder”) for a price of 40 euros per share. This Offer incorporates the improved price reported by the Bidder on March 26, 2007 and authorized by the Spanish Securities Market Commission [Comisión Nacional del Mercado de Valores] (CNMV) on March 28, 2007. In addition to describing the principal features of the modified Tender Offer, this report includes the Board’s position on the Offer as well as certain additional information in this regard.

1.             PRINCIPAL FEATURES OF THE OFFER

According to the Offer prospectus, which has been authorized by the Spanish Securities Market Commission, and other communications sent by the Bidder, the principal features of the Offer are as follows:

1.1.         Bidder

The Bidder is the German company E.ON Zwölfte Verwaltungs GmbH, which is wholly owned by the German company E.ON AG.

1.2.         Nature of the Offer

E.ON’s Offer, which was authorized by the Spanish Securities Market Commission on November 16, 2006, was submitted as a competing Offer with respect to the Tender Offer by Gas Natural SDG, S.A. Gas Natural’s Tender Offer was authorized by the Spanish Securities Market Commission on February 27, 2006. Nonetheless, on February 1, 2007, Gas Natural SDG, S.A. reported its decision to withdraw its offer pursuant to the provisions of Article 36.1 of Royal Decree 1197/1991 of July 26. Therefore, E.ON’s Offer is currently the only existing Tender Offer for the Company.

1.3.         Shares to which the Offer applies

The Offer applies to the 1,058,752,117 shares in Endesa, with a par value of 1.2 euros each, thus representing 100% of its capital stock.

1.4.         Consideration

According to the price improvement reported by the Bidder on March 26, 2007authorized by the Spanish Securities Market Commission onMarch 28, 2007, E.ON is offering as consideration for each Endesa share an all-cash price of 40 euros.

1.5.         Acceptance period

Pursuant to the decision of the Spanish Securities Market Commission of March 28, 2007, the acceptance period will expire on April 3, 2007.

1.6.         Conditions to which this Offer is subject

The validity of E.ON’s Offer is subject to the sole condition that the Bidder acquire a minimum of 529,481,934 shares in Endesa, representing 50.01% of its capital stock. Nonetheless, according to the Offer prospectus, which has been authorized by the Spanish Securities Market Commission, the Bidder may waive this condition pursuant to the provisions of Royal Decree 1197/1991.

2.                                     OPINION OF THE BOARD OF DIRECTORS ON THE E.ON TENDER OFFER

Endesa’s Board of Directors, by unanimous vote of the Directors present, views favorably the terms of the Offer and recommends to the shareholders that they tender their shares pursuant to the Offer for the following reasons:

1.                                     It fairly reflects the value of the Company and incorporates a price improvement of 1.25 euros per share over the most recent price offered by E.ON.

2.                                     The consideration being offered by E.ON consists entirely of cash, and E.ON’s offer is being made for 100 percent of Endesa’s shares.

3.                                     E.ON has stated its intention to continue implementing Endesa’s industrial strategy, and particularly to preserve Endesa’s investment plan and workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in E.ON’s tender offer prospectus.

4.                                     E.ON’s offer is the only offer that complies with all of the requirements of current law and that is fully supported by the legal and financial guarantees that ensure its viability. It is also the only offer for which all relevant authorizations have been obtained.

In making its recommendation, the Board of Directors of Endesa has considered the fairness opinions issued by its financial advisors, BNP Paribas S.A. Branch in Spain, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., all of which state that the consideration offered by E.ON is fair to Endesa’s shareholders from a financial point of view.

3.                                     EXISTENCE OF AGREEMENT BETWEEN THE COMPANY AND THE BIDDER

No agreement whatsoever exists between the Company and the Bidder with respect to the Offer, except for the confidentiality agreement dated January 16, 2006 to which paragraph 1.8.1 of the Prospectus refers.

4.                                     AGREEMENTS BETWEEN BIDDER AND MEMBERS OF ENDESA’S BOARD OF DIRECTORS

No agreement whatsoever exists in connection with the Offer between the Bidder and any members of Endesa’s Board of Directors.

Caja de Ahorros y Monte de Piedad de Madrid stated in a March 26, 2007 filing with the Spanish Securities Market Commission that it has entered into an equity swap agreement with E.ON over its shares of Endesa.  Under such agreement, Caja de Ahorros y Monte de Piedad de Madrid will retain the voting rights related to those shares.

5.                                     INDIVIDUAL OPINION OF THE MEMBERS OF ENDESA’S BOARD OF DIRECTORS

None of the members of Endesa’s Board of Directors who attended the Board Meeting of March 30, 2007, either in person or by proxy, has offered a personal opinion on the Offer other than the joint opinion of the Board that is set forth in paragraph 2 above.

Mr. Juan Ramón Quintás Seoane did not attend that Board Meeting due to the existence of a potential conflict of interest because of his position as chairman of the

Confederation of Spanish Savings Banks [Confederación Española de Cajas de Ahorro]. Therefore, he has not stated his position on the Offer.

6.                                     INTENTION TO ACCEPT THE OFFER BY THE MEMBERS OF THE BOARD OF DIRECTORS HOLDING ENDESA SHARES

The members of the Board of Directors who attended the Board Meeting of March 30, 2007, either in person or by proxy, who directly or indirectly hold shares in Endesa have stated that they will accept the Offer with respect to all of the shares they hold, except for 50 shares each.

Caja de Ahorros y Monte de Piedad de Madrid has made its own announcement in this respect, as indicated in paragraph 4 above.

Mr. Juan Ramón Quintás Seoane, for the reasons mentioned in paragraph 5 above, did not attend that Board Meeting, although he did state that he would also accept the Offer with respect to all the shares in Endesa that he holds, except for 50 shares.

The following table shows the number of Endesa shares that each of the members of the Board of Directors holds directly or indirectly, together with the direct or indirect stake that such holding represents:

Members of the Board of Directors	Number of shares	Direct and indirect stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Alberto Alonso Ureba	—	—
Mr. Miguel Blesa de la Parra	600	0.00005
Mr. José María Fernández Cuevas	—	—
Mr. José Manuel Fernández-Norniella	—	—
Mr. Rafael González-Gallarza Morales	3,300	0.00031
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Manuel Ríos Navarro	12,472	0.00117
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165
TOTAL	184,108	0.01734

Madrid, March 30, 2007

Salvador Montejo Velilla
Secretary General and Secretary of the Board of Directors

[Letterhead of BNP Sucursal en España]

Madrid, March 26th , 2007

The Board of Directors

Endesa, S.A.

Ribera del Loira, 60

28042  Madrid

Spain

Members of the Board,

You have requested the expert opinion of BNP Paribas, acting as your financial adviser pursuant to the mandate agreement executed between our two companies (hereafter the “Mandate”), as to the adequacy, from a financial point of view (such financial opinion being hereafter referred to the adviser financial opinion), of the Revised Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares (the “Endesa Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa  Share (the “Endesa ADSs” and collectively with the Endesa Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by EON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of EON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the Folleto filed by EON with the Spanish Comision Nacional del Mercado de Valores (“CNMV”) on February 2, 2007 (the “Offer”) and the Hecho Relevante filed by EON on March 26, 2007 (the “Revised Offer”). As per the mentioned Hecho Relevante, and in agreement with the CNMV’s decision of March 23, 2007 to allow EON to file a Revised Offer, EON has agreed to increase its Offer to €40.00 per Endesa Security in cash (the “Revised Offer Consideration”).

1) Information and valuation methodology

In arriving at our opinion, BNP Paribas has

(i)                                     reviewed certain publicly available business and financial information relating to the Company and certain publicly traded companies operating in similar businesses

(ii)                                  reviewed the audited financials statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and unaudited accounts for the fiscal year ended December 31, 2006

(iii)                               reviewed certain information furnished by the Company, in the presentations disclosed by the Company on January 24, 2007 and on February 22, 2007

(iv)                              held various meetings with the management to discuss the information received

(v)                                 reviewed and compared the historical and current stock prices and valuation multiples for the Company and publicly traded companies operating in similar businesses

(vi)                              performed such other analyses, made use of such other valuation methods and considered such other financial, market and economic factors as BNP Paribas deemed appropriate

(vii)                           taken into account the announcement made by EON on March 26,, 2007 and reviewed the Revised Offer

(viii)                        taken into account the filing with the CNMV made by Acciona, S.A. (“Acciona”) on March 26, 2007 in relation to an agreement with Enel S.p.A. (“Enel”) to implement a joint management project for Endesa under the leadership of Acciona (the “Filing”), such management project leading to an undertaking to launch a tender offer on 100% of the share capital of Endesa.

BNP Paribas has based its own valuation work, carried out in order to draw up its adviser financial opinion, only on the documents, data and information referred to in the previous paragraph as well as on publicly available information. In the framework of its valuation work, BNP Paribas has not checked the authenticity, thoroughness, exhaustivity and/or accuracy of all the information to which BNP Paribas has had access, as it did not enter into its assignment pursuant to the Mandate, and has assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to BNP Paribas. BNP Paribas’ assignment did not include assessing the Information, nor assessing the assets and liabilities of Endesa and the companies it owns and/or controls (together with Endesa: “the Endesa Group”), nor submitting these above mentioned  documents, data and information, assets and liabilities to an independent appraisal (and this, in any of the following areas: legal, environmental, fiscal, social, etc.). Neither has BNP Paribas checked the tax position of the several entities composing the Endesa Group. BNP Paribas has considered that the financial projections and all the forecast data and assumptions that were provided to it (i) reflected the best estimations and judgements of those who drafted these financial projections, forecast data and assumptions, including their managements, (ii) were faithfully established on the basis of realistic assumptions, founded on information that had the  aforementioned characteristics. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our adviser financial opinion does not address the relative merits of the Offer and the Revised Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our adviser financial opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof. With respect to the Filing, it should be noted that BNP Paribas, in accordance with Endesa’s lawyers and Board of Directors, has deemed appropriate not to take it into consideration as a result of the significant regulatory, legal and timing uncertainties, as well as other conditions, of this potential future tender offer.

2) Disclosures

BNP Paribas has provided in the past, currently provides and intends to provide commercial services to Endesa in the fields of investment and financing banking, for which BNP Paribas has received, is about to receive and expects to receive financial revenues, habitual fees and commissions. Additionally, as a financial services provider, BNP Paribas is currently acting as financial advisor to Endesa in connection with its consideration of the Revised Offer. Pursuant to its Mandate, BNP Paribas expects to receive fees, a portion of which is dependent on the outcome of the Revised Offer and certain other contingencies, and Endesa has agreed to reimburse BNP Paribas’s expenses and indemnify BNP Paribas against certain liabilities arising out of its Mandate.

BNP Paribas and/or any of its subsidiaries/affiliates have provided in the past, currently provide and may be required in the future, for their own account or on behalf of their clients, to provide   services to Endesa, EON, Acciona and/or Enel and/or to any of their affiliates, unrelated to the Revised Offer, for which services BNP Paribas and/or any of its subsidiaries and/or affiliates have received and expect to receive compensation. In the ordinary course of their business, services BNP Paribas and/or any of its subsidiaries and/or affiliates may actively trade or hold the securities of Endesa, EON, Acciona and/or Enel for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, BNP Paribas and/or any of its subsidiaries and/or affiliates (including BNP Paribas and its affiliates) may maintain a relationship with Endesa, EON, Acciona and/or Enel and their respective affiliates. In addition, BNP Paribas has provided and may continue to provide financing and financial structuring services to EON in connection with the Offer and the Revised Offer for which it has received and will receive compensation. Also, subject to appropriate procedures, BNP Paribas and/or any of its subsidiaries and/or affiliates may provide similar services to one or more third parties regarding possible alternative transactions with Endesa and may receive additional compensation from such third parties

3) Adviser financial opinion

Our advisory services and the adviser financial opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Revised Offer, and our adviser financial opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Revised Offer or as to how such stockholder should vote or act on any matters relating to the Revised Offer. This adviser financial opinion is only intended to assist the Board of Directors of Endesa in its own assessment of the Revised Offer.

This  adviser financial opinion reflects the judgement of BNP Paribas as of the date of this document and is based exclusively on the information mentioned in the paragraph Information and valuation methodology here above, the features/characteristics of the Revised Offer, the economic and market conditions as of the issue date of this adviser financial opinion. Any significant change, either in the operational information or in the Revised Offer features as described or referred to in the paragraph Information and valuation methodology, as well as any event which could lead to a revision of our working assumptions, methods, etc., set out above, would invalidate this adviser financial opinion. Should BNP Paribas be required to revise its adviser financial opinion, it would have to issue a new and distinct adviser financial opinion.

Our adviser financial opinion may not be published or otherwise used or referred to, nor should any public reference to BNP Paribas be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this adviser financial opinion may also be included in any document sent to Endesa’s shareholders in connection with the Revised Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

4.) Conclusion

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above (including the valuation methodology used as described in our valuation report and other factors we deemed relevant), and the valuation results we reached, as such results were indicated to the Board of Directors of Endesa we are of the opinion that, as of the date hereof, the Revised Offer Consideration is fair (Adecuado), from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

BNP PARIBAS Sucursal en España

/s/ Ramiro Mato García-Ansorena	/s/ Julio Babecki Campuzano
Ramiro Mato García-Ansorena	Julio Babecki Campuzano
General Manager	Managing Director

[Letterhead of Citigroup Global Markets Limited]

26 March 2007

The Board of Directors

Endesa, S.A.

C/ Ribera del Loira, 60
28042 Madrid
Spain

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa Ordinary Share (the “Endesa ADSs” and collectively with the Endesa Ordinary Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the amended Folleto filed by EON with the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) on November 16, 2006 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €40.00 per Endesa Security in cash (the “Offer Consideration”).

In arriving at our opinion, we reviewed the terms and conditions of the Offer and held discussions with certain senior officers, directors and other representatives and advisors of Endesa concerning the business, operations and prospects of Endesa. We examined certain publicly available business and financial information relating to Endesa as well as certain financial forecasts and other information and data relating to Endesa that were provided to or discussed with us by the management of Endesa.  We reviewed the financial terms of the Offer in relation to, among other things: current and historical market prices and trading volumes of Endesa Securities; the historical and projected earnings and other operating data of Endesa; and the capitalization and financial condition of Endesa. We considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Endesa. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to us.  With respect to financial forecasts and other information and data relating to Endesa provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Endesa that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa.  We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

Citigroup Global Markets Limited has acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company.  We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided, and currently provide, services to Endesa and EON unrelated to the Offer, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Endesa and EON for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Endesa, EON and their respective affiliates. Subject to appropriate procedures, we have provided and may continue to provide financing and financial structuring services to EON in connection with the Offer for which we have received and will receive compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer.

Our opinion may not be published or otherwise used or referred to, nor should any public reference to Citigroup Global Markets Limited be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

Signed by: Manuel Falcó

[Letterhead of Deutsche Bank AG London]

Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid
Spain

March 26, 2007

Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value of €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares, each representing one Endesa Ordinary Share (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“E.ON”), to purchase all of the outstanding Endesa Shares as described in the Folleto (the “Folleto”) filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on November 16, 2006 as amended (the “Offer”), is fair, from a financial point of view, to such holders.  The consideration proposed to be paid pursuant to the Offer consists of €40.00 in cash for each outstanding Endesa Share (the “Consideration”).

In connection with Deutsche Bank’s role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa, certain internal analyses and other information relating to Endesa furnished to it by Endesa and the financial aspects of certain selected merger and acquisition transactions that Deutsche Bank has considered comparable to the Offer. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Shares, (ii) compared certain financial and stock market information for Endesa with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion.  Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities of Endesa. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to any shareholder of Endesa to accept or reject the Offer. This opinion is limited to the fairness, from a financial point of view, to the holders of the Endesa shares of the Consideration.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”).  One or more members of the DB Group has provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa and E.ON or their respective affiliates for which it has received or may receive compensation. Subject to appropriate procedures, Deutsche Bank is acting as financier and lender to E.ON in relation to the Offer for which Deutsche Bank expects to receive material financing fees and we may provide financing and lending services to an additional one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa or E.ON for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of its opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the fairness, from a financial point of view, to Endesa’s shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG LONDON

[Letterhead of J.P. Morgan plc]

PRIVATE AND CONFIDENTIAL

March 26, 2007

The Board of Directors

Endesa, S.A.

Rivera del Loira, 60

28042 Madrid

Ladies and Gentlemen:

You have requested that J.P. Morgan plc (“JPMorgan”) provide an opinion with respect to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares of Endesa S.A. (“Endesa” or the “Company”), nominal value €1.2 each (the “Endesa Ordinary Shares”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”) (collectively, the “Endesa Shareholders”), pursuant to the offer made by EON ZWÖLFTE VERWALTUNGS GMBH  (“E.On”) to purchase all of the outstanding Endesa Shares, upon the terms and subject to the conditions set forth in the offer prospectus (the “Offer Prospectus”) filed by E.On and authorised  by the Spanish Comisión Nacional de Mercado de Valores on November 16, 2006, and improved by E.On on March 26, 2007 (the “Improved Offer”).  The nominal value of the Improved Offer is €40 for each Endesa Share.  The consideration proposed to be paid pursuant to the Offer will only be in the form of cash (the “Consideration”).

Please be advised that while certain provisions of the Improved Offer are summarized above, the terms of the Improved Offer are more fully described in the Offer Prospectus.  As a result, the description of the Improved Offer is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Prospectus.

In arriving at our opinion, we have reviewed (i) the Improved Offer and the Offer Prospectus; (ii) the conditions to the Offer imposed by the Spanish Ministry of Industry in its resolution dated 4 of November 2006; (iii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to the Company, and the reported market prices for certain other companies’ securities deemed comparable; (iv) publicly available terms of certain offers involving companies comparable to the businesses of the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company for the fiscal years ended December 31, 2004 and December 31, 2005; (vii) the document on Preliminary 2006 Results and 2009 Targets released by the Company on January 24, 2007; and (viii) certain financial projections as well as other financial analyses and forecasts prepared by the Company and its management.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Improved Offer, the past and current business operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.  We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion.  Our view is based on (i) our consideration of the information the Company has supplied to us to date, and (ii) our understanding of the terms of the Improved Offer presented by E.On as well as of related governmental/regulatory approvals.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, including the information in the Improved Offer, and we have relied on it being complete and accurate in all material respects.  We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us.  In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.  We have also assumed that the Improved Offer will have the consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Company. We have also assumed that the Improved Offer will be accounted for under current accounting principles in Spain.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In the ordinary course of their businesses, affiliates of JPMorgan may actively trade the debt and equity securities of the Company or E.On, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which any Endesa Shares will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Company, including but not limited to (i) the total or partial disposition of the share capital of the Company by their shareholders within a short period of time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, and (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities. No opinion is expressed whether any alternative transaction might be more beneficial to the Company. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

We have acted as financial advisor to Endesa in connection with the Improved Offer pursuant to our engagement by the Company.  We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Improved Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company and, subject to appropriate procedures and consents, we are providing and in the future may provide financing services to one or more third parties regarding competing transactions, for which we may also receive fees and other compensation from such third parties.  Please be also advised that we have an investment banking and commercial banking relationship with E.On, and in particular have been appointed to provide financing to E.On in relation to the Improved Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Endesa Shareholders.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Improved Offer, does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Endesa Shares pursuant to the Improved Offer or any other matter, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company or E.On, or any other person other than the Board of Directors of the Company or be used for any other purpose.  This opinion may not be disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance, except that  a copy of this letter may be reproduced in full and included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comision Nacional de Mercado de Valores, in each case with respect to the Improved Offer.

This opinion has been provided in English and in Spanish.  In the event of a discrepancy between the two versions, the English version shall prevail.

Very truly yours,

J.P. MORGAN PLC

By:	/s/ Enrique Casanueva
Name:	Enrique Casanueva
Title:	Managing Director

[Letterhead of Lehman Brothers Europe Limited]

To the Attention of:

Board of Directors

Endesa, S.A.

Ribera del Loira, 60

28042 Madrid

26 March 2007

Members of the Board,

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), and the holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the revised terms and conditions of the offer (the “Offer”) made by  E.ON Zwölfte Verwaltungs GmbH (“E.ON”) to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by E.ON and approved by the Comision Nacional de Mercado de Valores (“CNMV”) on 26 January 2007 (the “Offer Document”) and as disclosed by the CNMV in the “Hecho Relevante” published on 26 March 2007, is fair, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €40 in cash for each outstanding Endesa Share (the “Consideration”), although Endesa ADS holders will receive an equivalent US Dollar amount, based on the spot market exchange rate prevailing upon closing of the Offer.

In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2)  certain publicly available information concerning the businesses of the Company which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company’s share capital from 1 January 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2005 and earnings estimates for the year ended 31 December 2006 disclosed by the Company on 24 January 2007, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, and (8) the projected earnings and other operating data of the Company provided to us by its management.  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect.  With respect to the financial forecasts and/or projections of the Company, upon the Company’s advice we have assumed that such forecasts and/or projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company.  Without prejudice to the terms of the engagement letter which we entered into with the Company on 27 October 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or E.ON, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, with the consent of the Company and in accordance with our internal policy regarding conflicts of interest, we have participated as a junior lender in the debt facilities made available to E.ON in relation to the Offer, for which we will receive fees.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED

/s/ Juan Gich
Juan Gich
Managing Director

[Letterhead of Merrill Lynch Capital Markets España, S.A., S.V.]

Board of Directors
Endesa, S.A.

Ribera del Loira 60

Madrid 28042

26 March 2007

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Securities”), pursuant to the terms and conditions of the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“E.ON”), to purchase all of the outstanding Endesa Securities, as set forth in the Folleto filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on October 3, 2006 and as amended on February 2, 2007 and March 26, 2007 (the “Offer”). The consideration proposed to be paid pursuant to the Offer consists of €40.00 in cash for each outstanding Endesa Security (the “Consideration”).

In arriving at the opinion set out below, we have, among other things:

1.               Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

2.               Reviewed certain information furnished to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

3.               Conducted discussions with members of management of the Company concerning the matters described in clauses 1 and 2 above;

4.               Reviewed the market prices and valuation multiples for the Endesa Securities and compared them with those of certain publicly traded companies that we deemed to be relevant;

5.               Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant and

6.               Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as at the date of this letter. We are not expressing any opinion as to the prices at which the Endesa Securities will trade following the delivery of the opinion or consummation of the Offer.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We have, in the past, provided financial advisory and financing services to the Company, E.ON, Acciona, S.A., Enel SpA and/or their respective affiliates and may continue to do so in services unrelated to the Offer and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Endesa Securities and other securities of the Company, as well as the securities of E.ON, Acciona, S.A., Enel SpA, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch Capital Markets España, S.A., S.V. or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch Capital Markets España, S.A., S.V., except that (i) a complete copy of this letter may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV in Spain, in each case with respect to the Offer, and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with the Offer, subject to our prior approval, which shall not be unreasonably denied or withheld.

This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, E.ON or any other party. Our opinion does not address the merits of the underlying decision by the Company to recommend the Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should accept the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Endesa Securities.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 30, 2007	By:	/s/ Álvaro Pérez de Lema
	Name:	Álvaro Pérez de Lema
	Title:	Manager of North America Investor Relations